January 21, 2011

VIA EDGAR AND COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

RE:	Registration Statement on Form F-4

Filed on January 14, 2011

Dear Mr. Schwall:

On behalf of Seawell Limited (“Seawell”) we hereby submit responses to the Staff’s comments regarding Seawell’s Registration Statement on Form F-4 filed on January 14, 2011 (the “Registration Statement”), as set forth in the Securities and Exchange Commission’s letter to Max Bouthillette, dated January 20, 2011 (the “Comment Letter”). We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, Allis-Chalmers Energy Inc. (“Allis-Chalmers”) regarding the Staff’s comments to the Registration Statement. Additionally, herewith filed with EDGAR is a complete copy of Amendment No. 1 to the Registration Statement on Form F-4 (“Amendment No. 1”). We are also providing via courier five copies of Amendment No. 1 marked to show changes from the Registration Statement.

Amendment No. 1 incorporates changes responsive to the comments set forth in the Comment Letter. For your convenience, we have repeated each of the Staff’s comments in bold prior to the response. All references to page numbers and footnotes in the responses below each heading are to the pages or footnotes, respectively, in Amendment No. 1. The references to page numbers and footnotes in the headings are to the Registration Statement.

Registration Statement on Form F -4

Questions and Answers about the Merger, page i

How can I sell my Seawell shares following the merger?, page vii

1.	Please include under this caption a cross-reference to your description of the sponsored share sale plan at page 90.

Response: A cross-reference has been added at page vii of Amendment No. 1 in response to the Staff’s comment.

The Merger, page 56

Regulatory Approvals, page 91

2.	Please refer to the following disclosure at page 91: “Allis-Chalmers and Seawell have filed their respective notification and report forms under the HSR Act with the FTC and the Antitrust Division and expect the waiting period to expire on November 5, 2010, unless otherwise terminated or extended by the antitrust agencies.” Please revise your disclosure to state clearly, if true, that the waiting period expired and was not terminated or extended by the antitrust agencies. Please also make corresponding changes at pages 11 and 26.

Response: The disclosures at pages 11, 26 and 91 of Amendment No. 1 have been revised in response to the Staff’s comment.

Management of Seawell After the Merger, page 199

Management and Executive Officers, page 201

3.	We note the addition of biographical information about Max Bouthillette. Please clarify for us whether Mr. Bouthillette should also be listed in the table on page 202 that lists the individuals in Seawell Group’s executive management team with major areas of responsibility for Seawell’s day-to-day management requirements following the merger, or otherwise advise.

Response: The table on page 202 of Amendment No. 1 has been revised in response to the Staff’s comment.

4.	Please tell us why Messrs. Bethuelsen, Lemvik and Bouthillette are not included in the share ownership table set forth on page 203. In that regard, it appears from your disclosure at page 202 that they were executive officers as of September 30, 2010.

Response: The table at page 203 of Amendment No. 1 has been revised to include Messrs. Bethuelsen, Lemvik and Bouthillette in response to the Staff’s comment.

Where You Can Find More Information, page 210

5.	Please confirm that you have properly incorporated by reference Allis-Chalmers’ current reports on Form 8-K. For instance, there was no such report filed on January 1, 2010. Also, it appears that you should add the reports filed on January 5, 2010, March 2, 2010 and January 5, 2011.

Response: The list of Allis-Chalmers’ current reports being incorporated by reference at page 210 of Amendment No. 1 has been revised in response to the Staff’s comment.

Exhibits

6.	It appears that you have not filed a written consent from each new member of the Seawell board of directors. We reissue comment 66 in our letter dated November 10, 2010.

Response: Written consents of the members to be named to the Seawell board of directors have been filed as Exhibits 99.5, 99.6, 99.7 and 99.8 in response to the Staff’s comment.

Exhibit 5.1

7.	We note your response to comment 16 in our letter dated January 12, 2011. In particular, we note your disclosure that the shares currently are listed for trading on the Oslo Stock. Exchange and that the Oslo Stock Exchange has been an appointed stock exchange, as defined in the Companies Act of 1981, since 1995. If these facts are known, or readily ascertainable, then it does not appear to be appropriate for counsel to assume them to be true. Please obtain and file a revised opinion.

Response: We respectfully submit that the assumption referenced in the Staff’s comment refers only to the shares of Seawell that are to be issued upon the consummation of the merger. As a result, we have been advised by Bermuda counsel that, because such shares have not yet been listed on the Oslo Stock Exchange, it is appropriate to assume the future listing of such shares in rendering its opinion.

Exhibits 8.1 and 8.2

8.

We note your response to comment 18 in our letter dated January 12, 2011, and we reissue such comment. Given that you intend to file short-form opinions with reference to the tax discussion in the prospectus, the tax discussion in the prospectus should state clearly the legal conclusions of counsel regarding the material tax consequences and identify each material matter on which counsel is opining. For example, and without limitation, counsel should opine as to whether the merger will be treated for U.S. federal income tax purposes as a “reorganization” qualifying under the provisions of Section 368(a) of the Internal Revenue Code and whether the transfer of shares pursuant to the merger will be subject to Section 367(a)(1) of the Internal Revenue Code. If you are unable to provide an opinion of counsel addressing definitively the material tax consequences of the transaction, please include disclosure in the “Questions and Answers About the Merger” section in the prospectus summary (at page 6: “What are the U.S. federal income tax consequences of the merger for me?”), expand your risk-factor disclosure at page 29, and expand your disclosure in your tax discussion at page 149, to clarify that you are unable to obtain an opinion of counsel as to such consequences. In addition, it does not appear to be appropriate for you to assume the tax consequences described at page 151.

Response: The disclosures throughout Amendment No. 1 have been revised in response to the Staff’s comment.

Exhibit 8.1

9.	We note your response to comment 21 in our letter dated January 12,2011, and we reissue our comment. Please refer to the following sentence in the opinion filed as Exhibit 8.1 (on page 1, in the last full paragraph, the final sentence): “In making our examination of documents executed, or to be executed, we have assumed that such parties had, or will have, the power, corporate or other, to enter into and perform all obligations thereunder, and we have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and that such documents constitute, or will constitute, valid and binding obligations of such parties.”

Response: We respectfully submit that the assumptions set forth in the sentence referenced in the Staff’s comment are appropriate, as the opinion is opining only as to tax matters and not such matters as enforceability or due authorization. Additionally, we respectfully submit that we have relied on, and it is customary to rely on, the enforceability of a number of documents in rendering our opinion.

Exhibit 23.2

10.	Please obtain and file a correctly dated consent from PricewaterhouseCoopers AS. In this regard, we note the consent is dated January 14, 2010.

Response: An updated consent from PricewaterhouseCoopers with a recent date has been filed in response to the Staff’s comment.

As we have previously discussed with the Staff, time is of the essence for the parties. Under the terms of the merger agreement, either party is entitled to terminate the agreement if the merger does not close by Monday, February 28, 2011. In addition, in light of this termination date, there is an expectation in the market and among each company’s various constituencies (including customers, suppliers and employees) that the merger will close by the end of February. As a result, Seawell and Allis-Chalmers each face potentially material negative consequences to their respective businesses if the merger does not close in this timeframe. In order to allow sufficient time after the stockholders meeting to close the merger prior to the termination date, Allis-Chalmers has scheduled its stockholders meeting for February 23, 2011. The instructions to Form F-4 require that the proxy/prospectus be mailed no later than 20 business days prior to the date of the Allis-Chalmers stockholders meeting; accordingly, in order to hold the stockholders meeting on February 23, the proxy statement must first be sent to Allis-Chalmers stockholders no later than next Tuesday, January 25, 2011. If we are not able to begin the 3-day process of printing and preparing the proxy prospectus for mailing this weekend and this step is delayed until Monday night, then the earliest day we could mail the proxy/prospectus would be Thursday, January 27. In that event, the earliest date the Allis-Chalmers stockholder meeting could be held would be Friday, February 25, which would not provide us with a reasonable amount of time to prepare for closing and address any unforeseen events that arise following the meeting. Due to these critical timing pressures, we strongly hope to receive sign off on the Form F-4 from the Staff as soon as possible today so that we may begin the printing process this weekend, and obtain effectiveness of the registration statement no later than Monday, January 24.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (713) 655-5115. Please send any future responses by facsimile to Skadden, Arps, Slate, Meagher & Flom LLP at (713) 655-5200 (Attention: Frank Bayouth) and Andrews Kurth LLP at (713) 238-7279 (Attention: Henry Havre).

Sincerely,

/s/ Frank Bayouth
Frank Bayouth

cc:	Max Bouthillette (Seawell Limited)
Theodore Pound (Allis-Chalmers Energy Inc.)
Henry Havre (Andrews Kurth LLP)

Enclosures